8/19



03029388

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Luxor Industrial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 822 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DAT : 8/20/03

82-822

LUXOR INDUSTRIAL CORPORATION

03 ... 7:21

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Luxor Industrial Corporation (hereinafter called the "Company") will be held at the offices of the Company at 702 - 889 West Pender Street, Vancouver, British Columbia, V6C 3B2 on June 5, 2003 at the hour of 2:00 o'clock in the afternoon for the following purposes:

(a) To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended December 31, 2002, and the report of the auditor thereon;

(b) To re-appoint MacKay LLP, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

(c) To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

(d) To elect Directors for the ensuing year;

(e) To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

(f) To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the Company's Transfer Agent, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 1st day of May, 2003.

AR/S
12-31-02

BY ORDER OF THE BOARD OF DIRECTORS



Terrence O. Lashman
President

LUXOR INDUSTRIAL CORPORATION

702 - 889 West Pender Street
Vancouver, British Columbia
V6C 3B2

(604) 684-7929

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 1, 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON JUNE 5, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Luxor Industrial Corporation (the "Company") for use at the Annual and Special General Meeting of Members to be held on June 5, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL GENERAL MEETING

Advance Notice of Meeting was published on March 13, 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. May 1, 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 18,281,034 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

Previously at an Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Terrence O. Lashman Vancouver, BC President and Director	President, Cancom International Trading Ltd. since 1984; Director, Sun Entertainment Holding Corporation since June 23, 1987.	April 8, 1985 to date	479,146**
John W.R. Taylor Aldergrove, BC Director	President, Western Interlok Systems Ltd., 1988 to present.	November 12, 1989 to date	500,323
K.J. (Ken) McClelland West Vancouver, BC Director, Vice President Sales and Marketing and Corporate Secretary	Vice-President Sales and Marketing of the Company since 1998; Executive Director, Western Red Cedar Lumber Association, 1992 to 1998.	January 25, 1996 to date	61,000
Gary G. Liu Richmond, BC Director	Office manager of Cancom International Trading Ltd. since June 1994; Director of Sun Entertainment Holding Corporation since March 1998.	June 7, 2001 to date	59,000

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

** 415,453 shares are held through Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company 50% owned by Terrence O. Lashman. Mr. Lashman shares joint direction and control over the shares held by Cancom by virtue of being a Director of Cancom.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Terrence O. Lashman, John W.R. Taylor and Gary G. Liu are the 3 Directors elected by the Board of Directors of the Company to the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Terrence O. Lashman became the President and Chief Executive Officer of the Company on June 29, 1987. The following table discloses annual salary and bonus compensation and long-term compensation received by this officer of the Company (the "Named Executive Officer") during the financial years ended December 31, 2000, 2001 and 2002, being the three most recently completed financial years of the Company. No other officer's annual compensation during such period exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
TERRENCE O. LASHMAN President and C.E.O.	2002	Nil	Nil	Note 1	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Note 1	Nil	Note 2	Nil	Nil
	2000	Nil	Nil	Note 1	Nil	Note 2	Nil	Nil

[1] Management services have been provided by Cancom International Trading Ltd. ("Cancom") at a fee of $4,000.00 per month. Cancom is a British Columbia non-reporting company 50% owned by Terrence O. Lashman. During each of the fiscal years ended December 31, 2000, 2001 and 2002, Cancom received management fees totalling $48,000.00 pursuant to this contract.

[2] Effective May 15, 2001, 411,250 additional performance shares held by Terrence O. Lashman were cancelled and returned to treasury. These shares were held pursuant to an escrow agreement and would only have been released from escrow at such time as the Company derived profits from its operations and then only in accordance with the formulas established by the regulatory authorities. The Escrow Agreement provided that the shares were subject to cancellation if not released from escrow prior to July 13, 1999.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officer during the most recently completed financial year.

The following Options and SARs were exercised by the Named Executive Officer during the most recently completed financial year and outstanding to the Named Executive Officer at December 31, 2002.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Terrence O. Lashman	Nil	Nil	300,000 (Exercisable)	Nil (Exercisable)

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officer in the financial year ended December 31, 2002 or the current financial year in view of compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change-in-control, where, in respect of a Named Executive Officer, the value of such compensation exceeds $100,000.00.

Management Contract

The Company is a party to a management contract with Cancom International Trading Ltd., a British Columbia non-reporting company 50% owned by Terrence O. Lashman, President and a Director of the Company (see "Interest of Insiders in Material Transactions - Management Services" below). The Company is not a party to any other management or employment contracts.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

During the most recently completed financial year, T-4 Holdings Ltd., a British Columbia non-reporting company wholly-owned by John W.R. Taylor, a Director of the Company, was paid $49,346 for marketing consulting services.

During the most recently completed financial year, McClelland Management Inc., a British Columbia non-reporting company 50% owned by K.J. (Ken) McClelland, a Director of the Company, was paid $76,755 for marketing consulting services provided to the Company.

No Options and SARs were granted to non-executive Directors during the most recently completed financial year.

No Options were exercised by non-executive Directors during the most recently completed financial year or outstanding to non-executive Directors at the end of the most recently completed financial year.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the re-appointment of MacKay LLP, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors. MacKay LLP were first appointed auditor of the Company on July 15, 1986.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2002

Management Services

The Company is a party to a Management Contract with Cancom International Trading Ltd. ("Cancom"), a British Columbia non-reporting company 50% owned by Terrence O. Lashman, the President and a Director of the Company, whereby Cancom is engaged to perform management services at a fee of $4,000 per month. During the year Cancom was paid $48,000.00 pursuant to the terms of this agreement.

Other Related Party Transactions

During the financial year ended December 31, 2002, the Company paid or accrued certain amounts to certain Directors and private companies beneficially owned by Directors, as follows:

1. $132,880 was paid or accrued to Cancom as a reimbursement of office, rent and promotional expenses paid to third parties by Cancom on behalf of the Company.

2. $10,546 was paid or accrued to John W.R. Taylor as a reimbursement of office and promotional expenses paid to third parties by Mr. Taylor on behalf of the Company.

3. $30,394 was paid or accrued to K.J. (Ken) McClelland as a reimbursement of office, travel and promotional expenses paid to third parties by Mr. McClelland on behalf of the Company.

4. $56,340 was paid or accrued to John W.R. Taylor in royalties.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issu incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and th Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members throug ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the Directors, believin it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (th "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upo the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock optio plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstandin shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to th implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of thre directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretio will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provision applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwis administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstandin shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issue and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-mont period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading da less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of th disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of fou months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The Directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, the 1st day of May, 2003.

LUXOR INDUSTRIAL CORPORATION



Terrence O. Lashman
Chief Executive Officer and Chief Financial Officer



www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

President's Report

Product Sales

IBS 2000® sales for the twelve-month period ending December 31, 2002 were $1,031,802, up 20% compared to $860,648 for the same period of 2001.

Fourth quarter 2002 sales were $268,114, up 80% compared to $148,965 for the same period of 2001.

October 2002 sales reached a one month record of $128,789.

The loss for 2002 was $236,930 compared to $394,604 for 2001.

Overhead of $766,208 was lower for 2002 compared to $830,973 for 2001, mainly the result of reduced engineering services and software development costs. The Company is doing everything possible to operate on an existing level of overhead and is confident the sales of IBS 2000® can be increased to the level necessary for the profitable operation of the Company.

Marketing Arrangements - Floor System Components Distributors

The Company's current market share in Canada and the U.S. is a fraction of 1%. The Company's sales growth is reasonable through marketing to distributors, retailers, builders and specifiers. In order to achieve significant sales growth, the Company requires marketing representation throughout Canada and the U.S., particularly the U.S. Marketing representatives are very costly, as one must pay salary, auto, communications, travel and home office costs. As the Company is not in a position to incur such costs, during the past year it has pursued arrangements with companies that are selling all components of a floor and are dealing directly with builders or their framing companies. The IBS 2000® is a key component of the floor system as it provides flexibility in quoting, allowing for advantage over competitors.
Framers Choice Inc. and World Wide Inc. are companies that Luxor has entered into arrangements with, providing the Company with local sales representation in the respective markets.

Framers Choice Inc., a floor system component distributor based in Las Vegas, NV, adopted the use of IBS 2000® in the marketing and design of its floor system package. Framers Choice does the design and sales of floor system components including Engineered Wood I-joists, beams and hardware for customers in California, Nevada, and Texas from its centralized design office in Las Vegas. Framers Choice has appointed DW Distribution of Dallas, TX as it's distributor and has established it's own distribution yards in Las Vegas, NV and Los Angeles, CA. Framers Choice in the future, plans to expand to Arizona, Colorado, Utah, New Mexico and Oklahoma. Framers Choice provides local sales representation in markets that the Company expects will have significant impact on sales of IBS 2000®. A many projects have been finalized.

The ongoing development of Luxor's "Value Engineering" program continues to attract North America's largest builders. Luxor as well as Framers Choice are working with representatives of such top 10 builders as Centex Homes, Pulte Homes and DR Horton in addition to an expanding list of top regional builders and framing companies to demonstrate how the IBS 2000® Connectors can be used to meet their floor performance expectations at the lowest cost.

Luxury builder, MarQuis Homes, a division of Centex Homes, completed installation of IBS 2000® during 2002 and 2003 in its 48 unit Tramonto project. The three storey luxury villas, located in the prestigious Lake Las Vegas Resort area, were Value Engineered by Luxor to improve the floor performance in each unit while using lower cost joist configurations to achieve overall cost savings for the builder.

World Wide Inc. completed the first sale of IBS 2000® to the United Kingdom market. 1,092 IBS 2000® units were sold to Midland Timber Engineering Limited (MTE). MTE, a timber frame manufacturer, are located in Leicester in central England and were visited during Luxor's UK market trip in May, 2002. The IBS 2000® is part of World Wide Inc.'s Total Engineered Floor System (TEFS) that was used in the construction of 39 apartment flats for a major UK builder. The IBS 2000® product will be used in conjunction with Engineered Wood I-joists.

The market size for timber frame kit housing in the UK is approximately 25,000 units annually representing 20% of the housing market. Unlike North American construction, timber frame homes are manufactured for builders as prefabricated kits that include floors, walls and roof assemblies. Luxor sees itself as well positioned to grow in the UK timber frame market. It has price and performance advantages as part of the TEFS marketing initiative. In addition, changes in the British building code that address vibration in floors contribute to the positive outlook. IBS 2000® has been specified in the floor design of other pending UK based projects. Luxor plans to maintain an inventory of its IBS 2000® Connectors in the UK to service the growing timber frame manufacturing industry.

CCMC Code Approval for I-Joists

Following 11 months of testing, Luxor submitted an application for a CCMC Report in December 2002. Don Onysko, a leading authority in Canada on floor performance and related code issues, was retained as independent consultant. CCMC approval is expected shortly.

Although Luxor is currently selling IBS 2000® for application with I-Joists, to joint market IBS 2000® with I-joist manufacturers, a CCMC report is required. Any joint marketing would include IBS 2000® in the I-Joist manufacturer's literature and design software.

Marketing Arrangements - Larger Corporations

I-Joists are used in 40% of floors in new construction as opposed to 60% for lumber joists. The I-Joists have become a commodity and manufacturers are fighting to maintain or gain market share. As the market share for I-Joists has increased from 5% in 1990 to 40% in 2000, new I-Joists plants are inundating the market. The IBS 2000® offers advantages to builders, as it can be used by I-Joists manufacturers to gain market share or to maintain market share.

Weyerhaeuser / Trus Joist

Trus Joist previously tested IBS 2000® over a 3-month period, and it is the only proprietary bridging product Trus Joist has approved for use with its I-Joists. Trus Joist's warranty will remain intact when its I-Joists are installed in conjunction with IBS 2000®.

In the absence of the CCMC Report, Trus Joist has only allowed the IBS 2000® the same racking stiffness as solid blocking, which is in Trus Joist's design software. Trus Joist require Luxor to secure racking stiffness values for application with I-Joists from the National Building Code of Canada, in other words, a CCMC Report.

The Company will contact Weyerhaeuser upon receipt of the CCMC report.

Other I-Joists Manufacturers

The Company will contact other I-Joists manufacturers including Louisiana Pacific and Boise Cascade. Louisiana Pacific previously tested IBS 2000® over a 3 month period and approved its use with their I-Joists.

One manufacturer with large regional distribution has agreed to joint market with the Company upon receipt of Luxor's CCMC report. IBS 2000® will be included in their literature and software.

Business Development

During 2003, the Company commenced development, manufacturing and marketing of associated wood products as well as custom re-manufacturing. Items include pre-fabricated wall panels, pre-fabricated window and door frames, small completed wood-frame structures, conventional bridging and re-manufacturing of dunnage. In addition to increasing profits, development of the above and other items will reduce costs through manufacturing efficiencies and provide potential for development of other products for sale to the Company's customer base.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the Company.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

Respectively Submitted,



Terry O. Lashman
President **May 6, 2003**

Luxor Industrial Corporation

Consolidated Financial Statements

December 31, 2002

Luxor Industrial Corporation

Consolidated Financial Statements

December 31, 2002 **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

1000 - 1190 Hornby Street
Vancouver, BC V6Z 2W2
Tel: 604-687-4511
Fax: 604-687-5617
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
Luxor Industrial Corporation

We have audited the consolidated balance sheets of Luxor Industrial Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada.
April 9, 2003

"MacKay LLP"
Chartered Accountants

Luxor Industrial Corporation

Consolidated Statements of Operations

For the year ended December 31,	2002	2001
Gross sales	$ 1,031,802	$ 860,648
Returns and allowances	10,434	11,013
Net sales	1,021,368	849,635
Cost of sales	436,012	368,889
Gross margin before royalty	585,356	480,746
Royalty	56,340	45,728
Gross margin (51.79%; 2001 – 51.20%)	529,016	435,018
Expenses		
Amortization - capital assets	13,473	16,123
Amortization - research and development	49,991	48,595
Building code fees	8,880	17,872
Consulting fees	144,805	150,632
Engineering services	7,800	49,343
Equipment rentals and operating costs	1,591	604
Management fees	48,000	48,000
Marketing	86,767	95,549
Office and miscellaneous	109,813	120,951
Professional fees	21,346	26,077
Rent	85,957	82,948
Stock exchange and filing fees	3,923	3,655
Software development	-	32,765
Supplies, maintenance and repairs	24,194	14,485
Transfer agent fees	5,359	6,336
Travel and promotion	61,925	82,976
Wages and benefits	92,384	34,062
	766,208	830,973
Loss before other item	(237,192)	(395,955)
Other item		
Interest income	262	1,351
Net loss for the year	$ (236,930)	$ (394,604)
Loss per share	$ (0.01)	$ (0.02)

Luxor Industrial Corporation

Consolidated Statements of Deficit

For the year ended December 31,	2002	2001
Balance, beginning of year	$ (8,524,275)	$ (8,129,671)
Net loss for the year	(236,930)	(394,604)
Balance, end of year	$ (8,761,205)	$ (8,524,275)

Luxor Industrial Corporation

Consolidated Balance Sheets

December 31,	2002	2001
Assets		
Current		
Cash	$ 49,041	$ 101,918
Marketable securities	300	300
Accounts receivable	79,735	35,744
Inventory	59,945	66,636
	189,021	204,598
Capital assets (notes 2 and 3)	**128,908**	127,137
Research and development expenditures (note 4)	**505,494**	534,546
	$ 823,423	$ 866,281
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 468,999	$ 274,927
Advances from related parties (note 6)	1,289	1,289
	470,288	276,216
Shareholders' Equity		
Share capital (note 7)	**9,114,340**	9,114,340
Deficit	**(8,761,205)**	(8,524,275)
	353,135	590,065
	$ 823,423	$ 866,281

Commitment (note 8)

Approved by the Directors:

"Terry O. Lashman"
____________________ Director

"K.J. (Ken) McClelland"
____________________ Director

Luxor Industrial Corporation

Consolidated Statements of Cash Flows

For the year ended December 31,	2002	2001
Cash provided by (used for)		
Operating activities		
Loss for the year	$ (236,930)	$ (394,604)
Add items not affecting cash:		
Amortization - capital assets	13,473	16,123
Amortization - research and development	49,991	48,595
	(173,466)	(329,886)
Change in non-cash working capital items		
Accounts receivable	(43,991)	(6,590)
Inventory	6,691	34,702
Accounts payable	194,072	112,895
	(16,694)	(188,879)
Financing activities		
Advances from related parties	-	3,380
Issuance of share capital for cash	-	255,000
	-	258,380
Investing activities		
Investment in research and development	(20,939)	-
Purchase of capital assets	(15,244)	(6,047)
	(36,183)	(6,047)
Net increase (decrease) in cash	(52,877)	63,454
Cash, beginning of year	101,918	38,464
Cash, end of year	$ 49,041	$ 101,918

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the Company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in 2002 or 2001.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. At December 31, 2002, the Company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Revenue recognition

Revenue realized from sales of the patented engineered bridging system is recognized at the time an order has been placed, product has been prepared for shipping, cost is readily determinable, and collection is considered probable.

c) Marketable securities

Marketable securities are recorded at cost. Market value at year-end was $60 (2001 - $12).

d) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material and direct labour. Manufacturing overhead has not been applied as it is not considered material.

2. Significant Accounting Policies (continued)

e) Earnings (loss) per share

Earnings (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the year was 18,281,034 (2001 – 17,934,347).

The company uses the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an anti-dilutive effect in 2002 and 2001.

f) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

g) Foreign currency translation

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior year balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

h) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the Company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

During the year, WIS entered into a one time agreement with the National Research Council of Canada (NRC). Under the agreement, NRC agreed to pay up to a maximum of $20,400 of the research and development work funded by WIS. WIS expects to receive the full $20,400 of assistance agreed to under the Industrial Research Assistance Program (IRAP).

i) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

j) Financial instruments

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

2. Significant Accounting Policies (continued)

k) Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

l) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

m) Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

n) Stock-based compensation

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

3. Capital Assets

	2002 Cost	2002 Accumulated amortization	2002 Net book value	2001 Net book value
Furniture and equipment	$ 96,857	$ 60,206	$ 36,651	$ 29,602
Leasehold improvements	34,334	33,729	605	-
Automobile	6,000	4,967	1,033	1,225
License and patents	141,324	50,705	90,619	96,310
	$ 278,515	$ 149,607	$ **128,908**	$ 127,137

4. Research and Development Expenditures

	2002	2001
Balance, beginning of year	$ 534,546	$ 583,141
Add: research and development capitalized	20,939	-
	555,485	583,141
Less: amortization	(49,991)	(48,595)
Balance, end of year	**$ 505,494**	$ 534,546

5. Share Capital

a) Authorized

99,588,750 common shares without par value

b) Issued

	Shares	Amount
Balance at December 31, 2000	18,054,784	$ 8,859,340
Issued for cash		
Private placements	437,500	175,000
Options exercised	200,000	80,000
Escrow shares cancelled	(411,250)	-
Balance at December 31, 2001 and 2002	**18,281,034**	**$ 9,114,340**

c) Stock option plan

The Company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Stock option activity for the last three years is presented below.

	Number of Shares	Exercise price per share
Outstanding, December 31, 2000	500,000	$1.50
Granted	500,000	$0.40
Exercised	(200,000)	$0.40
Cancelled	(500,000)	$1.50
Outstanding, December 31, 2001	300,000	$0.40
Granted	-	-
Exercised	-	-
Cancelled	-	-
Outstanding, December 31, 2002	**300,000**	$0.40

5. **Share Capital** (continued)

   d) **Escrow shares**

   As at December 31, 2002, 245,000 (2001-245,000) shares are held in escrow. Their release is subject to determination by regulatory authorities.

   e) **Warrants outstanding**

   Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue. Warrant activity for the last three years is presented below. As at December 31, 2002 the expiry dates are August 15, 2003.

	Number of Shares	Exercise price per share
Outstanding, December 31, 2000	1,282,710	$ 0.50 - $ 0.90
Granted	437,500	$0.50
Exercised	-	-
Cancelled	(562,710)	$0.90
Outstanding, December 31, 2001	1,157,500	$ 0.50 - $0.90
Granted	-	-
Exercised	-	-
Cancelled	(720,000)	$ 0.50 - $ 0.90
Outstanding, December 31, 2002	**437,500**	**$ 0.50**

6. **Advances From Related Parties**

Advances from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

7. **Related Party Transactions**

   a) During the year, the Company paid management fees of $48,000 (2001 - $48,000) to a company controlled by a director of the Company.

   b) During the year, the Company reimbursed $132,880 (2001 - $152,733) for office, rent, and promotional expenses to a company controlled by a director of the Company. At December 31, 2002 $118,476 (2001 - $50,229) was included in accounts payable.

   c) During the year, the Company paid consulting fees of $76,755 (2001 - $75,000) to a company controlled by a director of the Company.

   d) During the year, the Company reimbursed $30,934 (2001 - $32,628) for office, travel and promotional expenses to a director, at December 31, 2002 $3,193 (2001 - $1,283) was included in accounts payable.

7. **Related Party Transactions** (continued)

e) Consulting fees of $48,000 (2001 - $ 48,000) were paid to a former director who provides contract services to a subsidiary company. As at December 31, 2002, $102,357 (2001 - $54,357) was included in accounts payable.

f) During the year, the Company reimbursed $nil (2001 - $114) for office and promotional expenses to a company controlled by a former director of the Company.

g) During the year, the Company reimbursed $10,546 (2001 - $7,243) for office and promotional expenses a director. As at December 31, 2002, $732 (2001 - $nil) was included in accounts payable.

h) During the year, a company controlled by a director was paid $49,346 (2001 - $49,346) for consulting services.

i) During the year the Company incurred royalties on the sales of the brace-bridging system of $56,340 (2001 - $45,728) (see note 7). As at December 31, 2002, $109,530 (2001 - $54,702) is included in accounts payable.

8. **Commitment**

The Company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the Company.

9. **Income Taxes**

The Company has approximately $5,575,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. **Export Sales**

Operations include export sales of approximately $178,000 (2001 - $268,000) primarily to clients in the United States.